JONES VILLALTA ASSET MANAGEMENT, LLC
805 Las Cimas Parkway
Suite 125
Austin, TX 78746

Letter Agreement

February 23, 2010

To: Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Jones Villalta Opportunity Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of March 1, 2010, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary, to maintain the Fund's total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; any 12b-1 fees; and extraordinary litigation expenses; at 1.25% of the Fund's average daily net assets. This limitation agreement shall continue in place until the earlier to occur of February 28, 2011, or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Jones Villalta Asset Management, LLC

By: ______________________
Name: Stephen Jones
Title: Chairman

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
John C. Swhear, Senior Vice President

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